SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: November 28, 2003

List of materials

Documents attached hereto:

i)	A press release regarding Sony Computer Entertainment Inc. becoming a wholly-owned subsidiary of Sony Corporation

ii)	A press release regarding Sony separating a part of its business to establish a joint venture company with NTT DoCoMo for FeliCa business

News & Information	6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No.03-054E

November 28, 2003

Sony Computer Entertainment Inc. Becomes a Wholly-Owned

Subsidiary of Sony Corporation

Tokyo, Japan—At the Board of Directors’ Meeting held today, Sony Corporation (“Sony”) decided to make Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange on April 1, 2004. This stock for stock exchange will be implemented under Article 358 of the Commercial Code and does not require the approval of Sony’s General Meeting of Shareholders.

1.	Purpose of making SCE a wholly-owned subsidiary

Sony’s Corporate Strategy Meeting held on October 28, 2003 included measures to promote growth through the convergence of group resources and technology. By making SCE a wholly-owned subsidiary, Sony aims to accelerate this growth strategy by creating new markets through the convergence of electronics and game technology and by strengthening Sony’s semiconductor development.

2.	Conditions of the stock for stock exchange, etc.

(1)	Stock for stock exchange schedule

November 27, 2003	Board meeting to approve the stock for stock exchange agreement (SCE)

November 28, 2003	Board meeting to approve the stock for stock exchange agreement (Sony)

November 28, 2003	Conclusion of the stock for stock exchange agreement

December 25, 2003	Shareholders meeting to approve the stock for stock exchange agreement (SCE)

March 31, 2004	Last day of the share certificate submission period (SCE)

April 1, 2004	Effective date of the stock for stock exchange

*	Pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code, Sony shall perform the stock for stock exchange with SCE without approval of the stock for stock exchange agreement by its shareholders.

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(2)	Stock for stock exchange ratio

Sony retained Morgan Stanley Japan Limited (“Morgan Stanley”) and SCE retained Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch”), respectively, for advice on the analysis of the stock for stock exchange ratio and other relevant matters. Based on such advice and other considerations, Sony and SCE negotiated and came to an agreement on the stock for stock exchange ratio as follows.

The stock for stock exchange ratio shown below may be changed through discussions between Sony and SCE, if there are any material changes in any of the various conditions based on which the ratio has been determined.

	Sony	SCE
Stock for stock exchange ratio	1	10,000

(Each share of SCE common stock shall be exchanged for 10,000 shares of the common stock of Sony)

(Notes) 1.	Sony has received an opinion letter from Morgan Stanley that states that the aforementioned Exchange Ratio is fair to Sony from a financial point of view based on and subject to certain assumptions and conditions. A copy of the opinion letter will be attached to the Statement of the Reasons for Setting the Ratio for Exchange of Shares to be furnished at the head office of Sony pursuant to Clauses 1 and 9 of Article 358 of the Commercial Code. The assumptions and conditions made or used by Morgan Stanley in the preparation of the opinion are set forth in such opinion letter. In the preparation of its opinion, Morgan Stanley has performed a DCF (Discounted Cash Flow) analysis, a comparable companies analysis and other analyses it deemed appropriate to estimate the equity values of Sony and SCE on a consolidated basis, estimated the incremental value of synergies expected as the result of the transaction, and analyzed the trading performance of Sony’s common stock. Morgan Stanley holds the view that focusing exclusively on any particular valuation method or giving specific weights to different methods to make a mechanical calculation is inappropriate and, accordingly, considered all of its analyses as a whole in arriving its opinion.

2.	Merrill Lynch has performed the exchange ratio analysis for this transaction based on the estimated equity values of SCE and Sony on a consolidated basis through the following valuation methodologies: DCF analysis incorporating value to be created in the converging business domain of SCE and Sony, which is realized in Sony through the contribution of SCE; publicly traded comparable companies analysis; acquisition comparables analysis; and backward- and forward-looking contribution analysis.

3.	Number of shares to be provided in the stock for stock exchange:
1,000,000 shares of common stock of Sony will be provided.
No new shares will be issued.

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3. Summary of parties (as of September 30, 2003)

(1) Trade name	Sony Corporation		Sony Computer Entertainment Inc.

(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment		Develop, manufacture and sell electronic equipment using computer systems for entertainment and education and their peripheral devices and parts

(3) Date of incorporation	May 7, 1946		November 16, 1993

(4) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo		6-21, Minamiaoyama 2-chome, Minato-ku, Tokyo

(5) Representative	Nobuyuki Idei, Representative Corporate Executive Officer		Ken Kutaragi, Representative Director

(6) Share capital	¥480,261 million		¥1,933 million

(7) Total number of shares issued and outstanding	929,488,030 shares		38,500 shares

(8) Shareholders’ equity	¥1,849,256 million		¥156,413 million

(9) Total assets	¥3,663,008 million		¥495,609 million

(10) Date of settlement	March 31		March 31

(11) Number of employees	17,730		2,000

(12) Major customers	Affiliated manufacturing and sales companies inside and outside Japan		Affiliated manufacturing and sales companies inside and outside Japan

(13) Major shareholders and voting rights ratios	1 Moxley & Co.	12.8%	1 Sony Corporation	99.74%

	2 Japan Trustee Services Bank,Ltd. (Trust Account)	5.0%	2 Ken Kutaragi	0.26%

	3 The Chase Manhattan Bank, N. A. London	3.4%

	4 The Master Trust Bank of Japan, Ltd. (Trust Account)	2.9%

	5 Sumitomo Mitsui Banking Corporation	1.3%

(14) Main banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi, Ltd. and others		Sumitomo Mitsui Banking Corporation and others

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(15) Business results for the three most recent years	(unit: millions of yen)

	Sony			SCE
Fiscal year ended on	2001/3/31	2002/3/31	2003/3/31	2001/3/31	2002/3/31	2003/3/31
Net sales	3,007,584	2,644,195	2,526,264	625,880	788,207	735,701
Operating income (loss)	50,458	(52,994)	(136,644)	9,259	47,337	41,683
Ordinary income (loss)	81,502	(6,122)	(29,525)	4,643	46,781	43,012
Net income (loss)	45,002	29,635	(4,868)	3,339	28,686	24,215
Net income (loss) per share (yen)	49.18	32.22	(5.46)	86,736	745,100	622,391
Dividends per share (yen)	25	25	25	0	343,000	0
Shareholders’ equity per share (yen)	2,021.33	2,024.10	1,968.62	2,792,768	3,705,947	3,798,807

4. Circumstances after the stock for stock exchange

(1) Trade name	Sony Corporation

(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment

(3) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo

(4) Representative	Nobuyuki Idei Representative Corporate Executive Officer

(5)Share capital	This stock for stock exchange will not effect the amount of Sony’s share capital.

(6) Effect on business result	This stock for stock exchange will not have a material effect on Sony(s business results.

Contact:

Sony Corporation

Corporate Communications

TEL: 03-5448-2200

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News & Information	6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 03-053E

November 28, 2003

Sony to Separate a Part of Its Business to Establish a Joint Venture Company

With NTT DoCoMo for FeliCa Business

Sony Corporation (“Sony”) resolved at a meeting of the Executive Board held today to separate and transfer the operation of Network Application & Contents Service Sector F Project to a newly established company, FeliCa Networks, Inc. (“FeliCa Networks”) on January 7, 2004.

FeliCa Networks will become a joint venture company of Sony and NTT DoCoMo, Inc. in late January 2004 through the issuance of new shares.

1. Purpose of the separation

Sony began developing FeliCa in 1988, and business use of the technology became widespread following the deployment of the technology in Hong Kong transport systems in 1997. FeliCa is now used in JR East’s Suica® system, as well as in a number of transport systems around the world. Other applications include the “Edy” electronic money service, the “eLIO” online credit service and various company/organizational ID security systems. At present, 38 million cards using FeliCa chips have been issued worldwide.

This new company will develop the technology for a new IC chip, tentatively named “mobile FeliCa IC”, that will integrate mobile phones with the FeliCa technology. This new company will then implement production and sales licensing agreements with chip manufacturers, and work to create a platform whereby content providers can offer mobile services that feature both flexibility and security. The mobile FeliCa IC and service platform will be developed in an open environment and provided to the widest possible range of mobile telecommunications operators and content providers.

Through the operations of this new company, Sony aims to strengthen the market and also create new technological opportunities within the mobile phone sector. At the same time, they will energetically promote the FeliCa technology service platform in order to become a pillar of the rapidly emerging world of contactless IC services.

2.	Overview of the separation

(1)	Schedule of the separation

November 28, 2003	Executive Board meeting to approve separation plan
January 7, 2004	Date of separation
January 7, 2004	Registration of separation

*	Pursuant to the provisions of Clause 1 of Article 374-6 of the Commercial Code, Sony shall perform the separation without approval of the separation agreement by its shareholders.

(2)	Method of the separation

I.	Method

Sony will separate a part of its business and the new company, FeliCa Networks will take over the separated part of the business.

II.	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant business.

(3)	Allocation of shares

The new company will issue 85,000 shares of common stock, and will allocate all of them to Sony.

(4)	Rights and obligations to be taken over by the new company

The following items (i) and (ii) are taken over by the new company.

(i)	Assets (excluding intellectual property rights) relating to the business to be separated and transferred, which are considered necessary for the new company to operate.

(ii)	Contracts and agreements which are considered necessary for the new company to operate, and any and all of the assets (excluding the assets specified in item (i), if any), liabilities, rights and responsibilities under such contracts and agreements.

Regarding intellectual property rights related to the business to be separated and transferred, which are owned and separately designated by Sony, Sony grants to the new company a license, subject to the terms and conditions separately agreed upon by Sony and the new company.

(5)	Prospects of paying debt obligations

Based on the projected financial statement as of January 7, 2004, both Sony and the new company have significantly more assets than liabilities. Additionally, both companies are expected not to post any significant revenue declines or long term consecutive losses from their operations after the separation that are serious enough to affect their financial capability to pay their respective debt obligations. Therefore, Sony believes that both Sony and the new company can pay the debt obligations that will come due after the separation.

(6)	Newly Appointed Directors of the new company

The newly appointed directors and corporate auditors of the company established by the separation are as follows:

Representative Director:	Soichi Kawachi
Director:	Yoji Tanii,	Masayuki Nozoe,
	Nobuyuki Ooneda,	Naoto Terakawa
Statutory Auditor :	Hiromi Matsumoto,	Yoshiki Matsuyama

3.	Summary of parties

(1) Trade name	Sony Corporation (Separate Company)		FeliCa Networks, Inc. (New Company)
(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment		Mobile FeliCa IC chip development and production/sales licensing, Operation of Mobile FeliCa service platform
(3) Date of incorporation	May 7, 1946		January 7, 2004
(4) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo		11-1, Kitashinagawa 1-chome, Shinagawa-ku, Tokyo
(5) Representative	Nobuyuki Idei, Representative Corporate Executive Officer		Souichi Kawachi, Representative Director
(6) Share capital	¥480,261 million		¥10 million
(7) Total number of shares issued and outstanding	929,488,030 shares		85,000 shares
(8) Shareholders’ equity	¥1,849,256 million		¥79 million
(9) Total assets	¥3,663,008 million		¥79 million
(10) Date of settlement	March 31		March 31
(11) Number of employees	17,730		about 50
(12) Major customers	Affiliated manufacturing and sales companies inside and outside Japan		Mobile telecommunications operators and content providers
(13) Major shareholders and voting rights ratios	1 Moxley & Co.	12.8%	Sony Corporation 100%
	2 Japan Trustee Services Bank, Ltd. (Trust Account)	5.0%
	3 The Chase Manhattan Bank, N. A. London	3.4%
	4 The Master Trust Bank of Japan, Ltd. (Trust Account)	2.9%
	5 Sumitomo Mitsui Banking Corporation	1.3%
(14) Main banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi, Ltd. and others		Sumitomo Mitsui Banking Corporation and others

(Note) The summary of Sony is as of September 30, 2003, while the summary of FeliCa Networks, Inc. is what is forecast to be the case as of January 7, 2004.

(15) Business results for the three most recent years	(unit: millions of yen)

	Sony Corporation (Separate Company)
Fiscal year ended on	2001/3/31	2002/3/31	2003/3/31
Net sales	3,007,584	2,644,195	2,526,264
Operating income (loss)	50,458	(52,994)	(136,644)
Ordinary income (loss)	81,502	(6,122)	(29,525)
Net income (loss)	45,002	29,635	(4,868)
Net income (loss) per share (yen)	49.18	32.22	(5.46)
Dividends per share (yen)	25	25	25
Shareholders’ equity per share (yen)	2,021.33	2,024.10	1,968.62

4. Description of the business to be separated

(1) Business of the Network Application & Contents Service Sector F Project

•	Mobile FeliCa IC chip development and production/sales licensing

•	Operation of FeliCa service platform

(2) Assets and liabilities of the business to be separated (forecast for January 7, 2004)

(unit: millions of yen)

Assets	Liabilities
79	0

5. Circumstances after separation

(1)	Trade name	Sony Corporation

(2)	Field of business	Manufacture and sale of electronic and electrical machines and equipment

(3)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo

(4)	Representative	Nobuyuki Idei, Representative Corporate Executive Officer

(5)	Share capital	This separation will not effect the amount of Sony’s share capital.

(6)	Total assets	This separation will not have a material effect on Sony’s total assets.

(7)	Date of settlement	March 31

(8)	Effect on business results	This separation will not have a material effect on Sony’s business results.

Contact:

Sony Corporation

Corporate Communications

TEL: 03-5448-2200

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